UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-42399

GSR III Acquisition Corp.

(Exact name of registrant as specified in its charter)

5900 Balcones Drive, Suite 100
Austin, TX 78731
(914-369-4400)

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share and one seventh of one right
Class A ordinary share, par value $0.0001 per share
Rights, each whole right entitling the holder to receive one Class A ordinary share
(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Units, each consisting of one Class A ordinary share and one seventh of one right: Zero (0)
Class A ordinary share, par value $0.0001 per share: One (1)
Rights, each whole right entitling the holder to receive one Class A ordinary share: Zero (0)

Pursuant to the requirements of the Securities Exchange Act of 1934, GSR III Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 5, 2025	By:	/s/ Alessandro Petruzzi
Alessandro Petruzzi
Chief Executive Officer